SE 20008622

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-32775

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Inland Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2901 Butterfield Road
(No. and Street)

Oak Brook	IL	60523
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Catherine L. Lynch (630) 218-8000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

200 E. Randolph Drive	Chicago	IL	60601
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
FEB 28 2020
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EB

OATH OR AFFIRMATION

I, Catherine L. Lynch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Inland Securities Corporation, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
MARY J PECHOUS
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:11/13/22

Mary J. Pechous
Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INLAND SECURITIES CORPORATION
(Wholly Owned by Inland Real Estate Investment Corp.)

Financial Statements and Supplemental Schedules

December 31, 2019

(With Report of Independent Registered Public Accounting Firm Thereon)

INLAND SECURITIES CORPORATION
(Wholly Owned by Inland Real Estate Investment Corp.)

Table of Contents

	Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements:	
Statement of Financial Condition as of December 31, 2019	2
Statement of Operations for the year ended December 31, 2019	3
Statement of Stockholder's Equity for the year ended December 31, 2019	4
Statement of Cash Flows for the year ended December 31, 2019	5
Notes to Financial Statements	6
Supplemental Schedules	
Schedule I – Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission	11
Schedule II – Computation for Determination of Customer Reserve Requirements and PAB Accounting Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission	12
Schedule III – Information Related to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission	13

KPMG

KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Street
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors
Inland Securities Corporation:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Inland Securities Corporation (the Company) as of December 31, 2019, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, and III, is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

We have served as the Company's auditor since 1991.

Chicago, Illinois
February 26, 2020

INLAND SECURITIES CORPORATION

(Wholly Owned by Inland Real Estate Investment Corp.)

Statement of Financial Condition

December 31, 2019

Assets

Cash and cash equivalents	$	4,940,806
Commissions receivable		228,040
Prepaid expenses		310,662
Operating lease right-of-use asset		290,314
Current income tax receivable		88,346
Fixed assets (net)		117,334
Total Assets	$	5,975,502

Liabilities and Stockholder's Equity

Liabilities:		
Commissions payable	$	1,807,335
Accounts payable and accrued expenses		958,288
Operating lease liability		319,403
Total Liabilities		3,085,026
Stockholder's Equity (note 3):		
Common stock, $.01 par value. Authorized 10,000 shares; issued and oustanding 1,000 shares		10
Additional paid-in capital		48,002,253
Retained deficit		(45,111,787)
Total Stockholder's Equity		2,890,476
Total Liabilities and Stockholder's Equity	$	5,975,502

See accompanying notes to financial statements.

INLAND SECURITIES CORPORATION

(Wholly Owned by Inland Real Estate Investment Corp.)

Statement of Operations

Year ended December 31, 2019

Revenues:		
Commissions, dealer fees, and placement agent fees (note 4)	$	17,298,359
Interest and other income		21,513
Total revenues		17,319,872
Expenses:		
Commissions		9,873,683
Employee compensation and benefits		8,705,401
Marketing and travel		4,170,006
Interest expense - leases		5,817
Depreciation and amortization		27,602
Other operating expenses		2,795,807
Total expenses		25,578,316
Loss before income tax benefit		(8,258,444)
Income tax benefit		2,224,722
Net loss	$	(6,033,722)

See accompanying notes to financial statements.

INLAND SECURITIES CORPORATION
(Wholly Owned by Inland Real Estate Investment Corp.)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2019

		Common stock	Additional paid-in capital	Retained deficit	Total stockholder's equity
Balance at December 31, 2018	$	10	42,202,253	(39,078,065)	3,124,198
Capital contributions		—	5,800,000	—	5,800,000
Net loss		—	—	(6,033,722)	(6,033,722)
Balance at December 31, 2019	$	10	48,002,253	(45,111,787)	2,890,476

See accompanying notes to financial statements.

INLAND SECURITIES CORPORATION

(Wholly Owned by Inland Real Estate Investment Corp.)

Statement of Cash Flows

Year ended December 31, 2019

Cash flows from operating activities:		
Net loss	$	(6,033,722)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation		33,419
Lease amortization		35,530
Changes in assets and liabilities:		
Current income tax receivable		73,990
Accounts receivable		797
Commissions receivable		(152,097)
Prepaid expenses		(310,662)
Operating lease liability		(6,441)
Commissions payable		772,052
Accounts payable and accrued expenses		(119,934)
Net cash used in operating activities		(5,707,068)
Cash flows from investing activity:		
Purchase of fixed assets		(85,517)
Net cash used in investing activity		(85,517)
Cash flows from financing activity:		
Capital contributions		5,800,000
Net cash provided by financing activity		5,800,000
Net increase in cash and cash equivalents		7,415
Cash and cash equivalents at beginning of year		4,933,391
Cash and cash equivalents at end of year	$	4,940,806
Supplemental disclosure:		
Amounts received pursuant to the Company's tax sharing agreement	$	2,300,000

See accompanying notes to financial statements.

(1) General Information and Summary of Significant Accounting Policies

Inland Securities Corporation (the Company) is registered as a broker and dealer in securities under the Securities Exchange Act of 1934. Inland Real Estate Investment Corp. (IREIC), as the sole stockholder, is committed to funding cash flow needs of the Company in the normal course of business. The Inland Group, LLC (Inland) is the ultimate parent.

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP). The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual amounts could subsequently differ from such estimates.

A description of significant accounting policies is as follows:

(a) Revenue Recognition

Revenue is recognized upon transfer of control of promised services to customers in an amount that reflects consideration to which the Company expects to be entitled in exchange for those services (the 'transaction price"). The Company enters into contracts that can include multiple services, which are accounted for separately if they are determined to be distinct.

In connection with the marketing of investment programs, commissions, dealer fees, and placement agent fees are based upon a percentage of a third-party investment in the related interest. For financial reporting and income tax purposes, these commissions and fees are earned, and the related expense is incurred at the time the third-party investment is accepted by the offering party. The Company believes that the performance obligation is satisfied on such because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Commissions and fees from the sale of private placement interests totaled $72,001,407 which includes selling commissions, dealer fees for coordinating the marketing of the interests, and placement agent fees, all of which are earned at the time of the sale of the interests and are a percentage of the gross cash proceeds of the sale of the interests. Commissions and fees from the sale of shares of public offerings totaled $834,967, which includes selling commissions, dealer manager fees, marketing fees, and stockholder servicing fees, all of which are earned at the time of the sale of the shares. Selling commissions, dealer manager fees, and stockholder servicing fees are a percentage of the gross cash proceeds of the sale of the shares. Marketing fees are a percentage of the net cash proceeds of the sale of the shares. The Company serves as the primary broker and dealer to the investment programs and receives fees from the investment programs for the services of providing marketing services to the investment programs. The marketing fee is received from an affiliated entity that is the advisor to the public offering. The Company recognized the dealer, placement agent, and marketing fees in the Company's statement of operations.

For contracts with customers, the Company has the ability to involve a third-party broker in providing services to the customer for which a commission is charged, however the Company generally does not have the discretion in such pricing reallowed to the third-party broker. In such services, the Company is not deemed to be the principal in these arrangements, and accordingly, presents the revenue net of the related costs.

The table below summarizes commissions revenues, dealer fees, placement agent fees, stockholder servicing fees, and marketing fees for the year ended December 31, 2019.

		Commissions	Dealer fees	Placement Agent Fees	Stockholder Servicing Fees	Marketing Fees	Total
Private placements	$	45,323,416	12,385,360	14,292,631	-	-	72,001,407
Public offerings		530,832	97,039	-	6,562	200,534	834,967
		45,854,248	12,482,399	14,292,631	6,562	200,534	72,836,374
Less: amounts not as a principal - reallowed amounts)		45,854,248	9,677,205	-	6,562	-	55,538,015
Total revenue	$	-	2,805,194	14,292,631	-	200,534	17,298,359

(b) *Cash and Cash Equivalents*

For purposes of reporting cash flows, the Company considers all investments with an original maturity of three months or less to be a cash equivalent. The Company's cash equivalents approximate fair value due to the short-term nature of these financial instruments.

(c) *Income Taxes*

The Company is included in the consolidated federal and combined unitary state income tax returns of Inland. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from Inland. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates.

The Company recognizes and measures its unrecognized tax benefits, if any, in accordance with FASB ASC 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Deferred tax assets and liabilities, if any, are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and

liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the enactment date.

(2) New Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update ("ASU") No. 2016-02, *Leases (Topic 842)* which amends the guidance in ASC Topic 840, *Leases.* The Company adopted the lease standard effective January 1, 2019. For lessees, ASU No. 2016-02 establishes a right-of-use (ROU) model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. During 2019, the Company entered into leases for office space and a copier in Atlanta, GA. The lease liability for the leases was based on the present value of the leases' future lease payments using an interest rate based upon the incremental borrowing rate of IREIC, as the Company does not have any borrowings and IREIC has guaranteed the Company's performance under the office lease. The office lease contains reimbursement for certain operating costs of the property, which are considered nonlease components. The Company elected the practical expedient to choose not to separate those nonlease components and will treat the lease and nonlease components as a single lease component. At inception of the leases, the Company recorded a lease liability of $320,027 and a ROU asset of $320,027 on its statement of financial condition. Rental expense for lease payments related to these operating leases will be recognized on a straight-line basis over the lease terms.

In June 2016, the FASB issued ASU 2016-13, *Measurement of Credit Losses on Financial Instruments,* also referred to as CECL. This standard requires companies to project an expected credit loss for financial assets based on historical data and current conditions. For public business entities, the guidance is effective for reporting periods beginning after December 15, 2019 and interim periods within those fiscal years. The Company is currently evaluating the impact of ASU 2016-13 on the financial statements.

(3) Net Capital Requirements

Pursuant to the Securities and Exchange Commission Uniform Net Capital Rule, the Company is required to maintain minimum net capital and maintain an allowable ratio of aggregate indebtedness to net capital as defined under this rule. Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, at December 31, 2019, the Company had net capital and minimum net capital requirements of $2,146,094 and $186,314, respectively. Minimum net capital required to be maintained is the greater of $5,000 or 6-2/3% of aggregate indebtedness. At December 31, 2019, the Company's ratio of aggregate indebtedness to net capital was approximately 1.30 to 1.

(4) Related-Party Transactions

Commission and fee revenues of $72,836,374, gross, and $17,298,359, net, were derived from the sale of interests in investment programs in which IREIC's wholly owned subsidiaries are the advisor or asset manager. As of December 31, 2019, accounts receivable related to this income amounted to $228,040.

During 2019, the Company earned $3,393,945 in gross commission income and dealer fees related to sales of interests in investment programs that were generated by a related soliciting broker dealer. $2,735,044 of this amount was reallowed to the related soliciting broker dealer. The amount owed to the related soliciting dealer at December 31, 2019 was $171,466 and is included in commissions payable in the accompanying statement of financial condition.

The Company is charged direct costs for specific legal, payroll processing, information technology services, marketing, and certain other administrative services performed by administrative departments of Inland. Such amounts totaled $1,843,009 for the year ended December 31, 2019 and are included in other operating expenses on the statement of operations. As of December 31, 2019, accounts payable related to these direct costs amounted to $101,060. In addition, the Company paid rent to IREIC of approximately $113,736 for the year ended December 31, 2019. In the opinion of management, the aforementioned administrative costs and rent are believed to be reasonable; however, it is not necessarily indicative of the expense the Company may have incurred on its own account.

(5) Income Taxes

The Company is party to a tax-sharing agreement between Inland and IREIC, which provides that income tax expense or benefit be reflected on a separate company basis. The Company recorded a $2,226,010 federal income tax benefit and $1,288 of state tax expense for the year ended December 31, 2019. At the beginning of the year, the Company had an income tax receivable from IREIC of $162,336 relating to the unreimbursed income tax benefits for the year ending December 31, 2018. The Company received payments of $2,300,000 from IREIC representing payment by IREIC of the aforementioned $162,336 and available current tax benefit of $2,137,664. The remaining income tax benefits provided by the Company that were not paid in the amount of $88,346 were recorded as a current income tax receivable as of December 31, 2019. The income tax benefit for the year ended December 31, 2019 was computed by applying an estimated combined tax rate of 28.51% to pretax loss, exclusive of permanent differences, for the period from January 1, 2019 through December 31, 2019. Income tax benefit from operations for the year ended December 31, 2019 differs from "expected" tax benefit (computed by applying the U.S. federal income tax rate of 21% for the year ended December 31, 2019, to pretax loss) principally due to the effect of state and local income taxes (net of federal benefit and permanent differences). The Company had no unrecognized tax benefits as of December 31, 2019.

(6) Leases

The Company entered into two leases during 2019 for office space and a copier in Atlanta, GA. The lease term under the office space is 65 months and the lease term for the copier is 36 months. At commencement of the leases, the Company considered the lease terms and the lease classification and determined that both leases are operating leases. The Company recorded a lease liability and a corresponding ROU asset on its statement of financial condition at commencement of the leases of $320,027. The lease liability was based on the present value of the leases' future lease payments using an interest rate of 6.77% which represents the incremental borrowing rate of IREIC, as the Company has no borrowings and IREIC guaranteed the Company's performance under the lease.

Lease payments to be made in the future by the Company under these leases are as follows:

Year ending December 31:		Lease Payment
2020	$	72,873
2021		75,024
2022		76,668
2023		78,147
2024		73,691
	$	376,403

(7) Subsequent Events

Subsequent events were evaluated through February 26, 2020, the date on which the financial statements were issued, and the Company determined that there are no items to account for or disclose.

Schedule I

INLAND SECURITIES CORPORATION
(Wholly Owned by Inland Real Estate Investment Corp.)

Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2019

Stockholder's equity	$	2,890,476
Deductions:		
Nonallowable assets:		
Commissions receivable		228,040
Prepaid expenses		310,662
Current income tax receivable		88,346
Fixed assets (net)		117,334
Total deductions		744,382
Net capital		2,146,094
Minimum net capital required to be maintained (greater of $5,000 or 6-2/3% of aggregate indebtedness)		186,314
Excess net capital	$	1,959,780
Aggregate indebtedness	$	2,794,713
Ratio of aggregate indebtedness to net capital		1.30

A reconciliation is not necessary pursuant to Rule 17a-5(d)(4) as no material differences exist between the computations made by the independent auditor based on the audited financial statements and the broker-dealer's amended Form X-17A-5 IIA filing with the Financial Industry Regulatory Authority on February 21, 2020

See accompanying report of independent registered public accounting firm.

Schedule II

INLAND SECURITIES CORPORATION

(Wholly Owned by Inland Real Estate Investment Corp.)

Computation for Determination of Customer Reserve Requirements and
PAB Accounts Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2019

The Company claims exemption for the provision of Rule 15c3-3 of the Securities Exchange Act of 1934 pursuant to Section (k)(2)(i) of the Rule.

See accompanying report of independent registered public accounting firm.

INLAND SECURITIES CORPORATION
(Wholly Owned by Inland Real Estate Investment Corp.)

Information Related to Possession or Control Requirements under
Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2019

The Company claims exemption for the provision of Rule 15c3-3 of the Securities Exchange Act of 1934 pursuant to Section (k)(2)(i) of the Rule.

See accompanying report of independent registered public accounting firm.

KPMG

KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Street
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Board of Directors
Inland Securities Corporation:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation (SIPC) Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019, which were agreed to by Inland Securities Corporation (the Company) and SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, a copy of the check, and the bank statement, and noted no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Form X-17A-5 Part III for the year ended December 31, 2019, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, and noted no difference;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and the Focus Summary working papers, and noted no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments, and noted no differences; and

5. Compared the amount of any overpayment applied to the current assessment with Form SIPC-7 on which it was originally computed, and noted no difference.

We were not engaged to, and did not, conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

KPMG

This report is intended solely for the information and use of the specified parties referred to in the first paragraph of this report, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Chicago, Illinois
February 26, 2020